[Graphic omitted] Ahold


                                                        Press Release


                                                        Royal Ahold
                                                        Corporate Communications




                                                         Date:  April 15, 2004
                                         For more information:  +31 75 659 57 20




Ahold announces changes in Finance organization

Zaandam, The Netherlands, April 15, 2004 -- As a further step in its "Road to Recovery" strategy, Ahold today announced a number of changes to its Finance organization. Commenting on these changes, Ahold CFO Hannu Ryopponen said:
"These appointments support Ahold's overall strategic ambitions, particularly with regard to its business initiatives, and improvements to the company's control environment and also to ensure reliable and transparent financial reporting."

The new function of Business Control for Retail ("BC") will be esta blished within the company's Finance organization. The main area of responsibility for BC is to both support and challenge the retail arenas in reviews and analysis of actual performance as well as of future plans. Additionally, BC will also have the compa ny-wide responsibility for the coordination of Ahold's real estate strategies and capital budgeting process.

Brian Hotarek, currently CFO U.S. Retail, has been appointed Chief Business Controlling Officer with overall responsibility for the Business Control for Retail function.

Parallel to the creation of the BC function, the current Corporate Accounting and Control department will be renamed Accounting and Reporting ("A&R"). This is a reflection of its increased responsibility for all aspects of accounting and reporting within Ahold as well as the creation of the BC function.

Joost Sliepenbeek, currently Senior Vice President Controller at corporate headquarters has been appointed Chief Accounting Officer with overall responsibility for Accounting & Reporting.

Both appointments are effective April 15, 2004.


                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone: +31 (0)75 659 5720
                                                  Fax:   +31 (0)75 659 8302

http://www.ahold.com
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Ahold Corporate Communications: +31.75.659.5720



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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws and are intended to be covered by the safe harbors created thereby. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed in those forward-looking statements. Many of these factors are beyond Ahold's ability to control or estimate precisely. Readers are cautioned not to place undue reliance on such forward-looking statements, which only speak as of the date of this press release. For a more detailed discussion of such risks and other factors, see Ahold's Annual Report on Form 20-F for its most recent fiscal year. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Outside the Netherlands Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold".
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